UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June 2002


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)


                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]     Form 40-F      [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes  [_]             No      [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On June 25, 2002, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fiscal quarter ended May 31, 2002. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the third fiscal quarter of the 2002 fiscal year. The press release and certain information relating to EXFO's financial condition and results of operations for the third fiscal quarter of the 2002 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              EXFO ELECTRO-OPTICAL ENGINEERING INC.


                              By:  /s/ Germain Lamonde
                                   --------------------------------------------
                                   Name:   Germain Lamonde
                                   Title:  President and Chief Executive Officer



Date:  June 26, 2002

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)

                                                              AS AT        AS AT
                                                            AUGUST 31,     MAY 31,
                                                               2001         2002
                                                            ---------    ---------
                                                                        (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                   $   7,729    $   7,127
Short-term investments                                         66,861       43,754
Accounts receivable
      Trade, less allowance for doubtful accounts of $795
      ($893 as at August 31, 2001)                             24,531        9,705
      Other                                                     3,660        3,732
Income taxes receivable                                          --         17,059
Inventories (notes 3 and 7)                                    44,345       27,023
Prepaid expenses                                                1,265        1,447
Future income taxes                                             1,423        2,532
                                                            ---------    ---------
                                                              149,814      112,379

PROPERTY, PLANT AND EQUIPMENT                                  27,140       27,706

INTANGIBLE ASSETS AND GOODWILL (note 6)                       264,242       36,855

FUTURE INCOME TAXES                                             1,381        9,926
                                                            ---------    ---------
                                                            $ 442,577    $ 186,866
                                                            =========    =========
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4)           $  16,180    $  13,686
Income taxes payable                                            2,623           --
Deferred revenue                                                  616          310
Current portion of long-term debt                                 106           91
                                                            ---------    ---------
                                                               19,525       14,087

DEFERRED GRANTS                                                 1,002          667

LONG-TERM DEBT                                                    664          597

FUTURE INCOME TAXES                                             6,581          165
                                                            ---------    ---------
                                                               27,772       15,516
                                                            ---------    ---------

CONTINGENCY (note 8)

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                                 429,995      489,611

CONTRIBUTED SURPLUS                                             1,457        1,483

CUMULATIVE TRANSLATION ADJUSTMENT                              (8,333)      (5,874)

DEFICIT                                                        (8,314)    (313,870)
                                                            ---------    ---------
                                                              414,805      171,350
                                                            ---------    ---------
                                                            $ 442,577    $ 186,866
                                                            =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                                    THREE MONTHS        NINE MONTHS         THREE MONTHS        NINE MONTHS
                                                       ENDED               ENDED               ENDED               ENDED
                                                      MAY 31,             MAY 31,             MAY 31,             MAY 31,
                                                        2001                2001                2002                2002
                                                 ----------------    ----------------    ----------------    ----------------
SALES                                            $         45,781    $        110,593    $         16,348    $         51,087

COST OF SALES*                                             17,418              40,513              17,080              42,497
                                                 ----------------    ----------------    ----------------    ----------------
GROSS MARGIN (LOSS)                                        28,363              70,080                (732)              8,590
                                                 ----------------    ----------------    ----------------    ----------------

OPERATING EXPENSES
Selling and administrative                                 14,324              34,159               8,750              28,327
Net research and development (note 5)                       4,460               9,747               3,454              10,272
Amortization of property, plant and equipment               1,033               2,263               1,544               4,379
Amortization of intangible assets                           4,211               5,873               3,236               9,976
Write-down of intangible assets (note 6)                       --                  --              23,657              23,657
Restructuring and other charges (note 7)                       --                  --               2,023               2,880
                                                 ----------------    ----------------    ----------------    ----------------
TOTAL OPERATING EXPENSES                                   24,028              52,042              42,664              79,491
                                                 ----------------    ----------------    ----------------    ----------------

EARNINGS (LOSS) FROM OPERATIONS                             4,335              18,038             (43,396)            (70,901)

Interest income, net                                          963               5,371                 261               1,239
Foreign exchange gain (loss)                                 (152)              3,018                (801)               (714)
                                                 ----------------    ----------------    ----------------    ----------------

EARNINGS (LOSS) BEFORE INCOME TAXES
     AND AMORTIZATION AND WRITE-DOWN OF
     GOODWILL                                               5,146              26,427             (43,936)            (70,376)
                                                 ----------------    ----------------    ----------------    ----------------

INCOME TAXES
Current                                                     3,252              10,842                (787)             (8,602)
Future                                                     (1,531)             (1,870)            (13,964)            (15,718)
                                                 ----------------    ----------------    ----------------    ----------------
                                                            1,721               8,972             (14,751)            (24,320)
                                                 ----------------    ----------------    ----------------    ----------------

EARNINGS (LOSS) BEFORE AMORTIZATION
     AND WRITE-DOWN OF GOODWILL                             3,425              17,455             (29,185)            (46,056)

AMORTIZATION OF GOODWILL                                   12,055              18,556              12,472              37,331

WRITE-DOWN OF GOODWILL (note 6)                                --                  --             222,169             222,169
                                                 ----------------    ----------------    ----------------    ----------------
NET LOSS FOR THE PERIOD                          $         (8,630)   $         (1,101)   $       (263,826)   $       (305,556)
                                                 ================    ================    ================    ================

BASIC AND DILUTED EARNINGS (LOSS) PER
     SHARE
Earnings (loss) before amortization and
     write-down of goodwill                      $           0.06    $           0.34    $          (0.47)   $          (0.76)
Net loss                                         $          (0.15)   $          (0.02)   $          (4.29)   $          (5.06)

BASIC WEIGHTED AVERAGE NUMBER OF
     SHARES OUTSTANDING (000'S)                            56,383              51,689              61,443              60,391

DILUTED WEIGHTED AVERAGE NUMBER OF
     SHARES OUTSTANDING (000'S) (note 9)                   56,860              52,023              61,443              60,391

* including inventory write-offs $9,101 and $18,463 for the three months and the nine months ended May 31, 2002, respectively, nil in 2001 (see note 7).

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
    INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
                             AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)


RETAINED EARNINGS (DEFICIT)

                                                 NINE MONTHS
                                                    ENDED
                                                   MAY 31,
                                    -----------------------------------------
                                           2001                   2002
                                    ------------------    -------------------

BALANCE - BEGINNING OF PERIOD         $     6,980              $   (8,314)

ADD
Net loss for the period                    (1,101)               (305,556)
                                      -----------              ----------
BALANCE - END OF PERIOD               $     5,879              $ (313,870)
                                      ===========              ==========


CONTRIBUTED SURPLUS


                                                 NINE MONTHS
                                                    ENDED
                                                   MAY 31,
                                    -----------------------------------------
                                           2001                   2002
                                    ------------------    -------------------

BALANCE - BEGINNING OF PERIOD         $        --              $    1,457

ADD
Premium on resale of share capital          1,457                      26
                                      -----------              ----------

BALANCE - END OF PERIOD               $     1,457              $    1,483
                                      ===========              ==========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
             INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                               THREE MONTHS  NINE MONTHS  THREE MONTHS  NINE MONTHS
                                                   ENDED        ENDED        ENDED        ENDED
                                                   MAY 31,      MAY 31,      MAY 31,     MAY 31,
                                                    2001         2001         2002         2002
                                                    ----         ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                         $  (8,630)   $  (1,101)   $(263,826)   $(305,556)
Add (deduct) items not affecting cash and
     cash equivalents
     Discount on short-term investments               345          533          (14)         527
     Amortization of property, plant and
         equipment                                  1,033        2,263        1,544        4,379
     Amortization of intangible assets              4,211        5,873        3,236        9,976
     Write-down of goodwill and intangible
         assets                                        --           --      245,826      245,826
     Foreign exchange gains (losses) on
         disposal of short-term investments           (34)      (3,222)           2          (74)
     Restructuring and other charges                   --           --          741          741
     Future income taxes                           (1,531)      (1,870)     (13,964)     (15,718)
     Amortization of goodwill                      12,055       18,556       12,472       37,331
Change in non-cash operating working capital
     items
     Accounts receivable                            2,028       (5,269)         279       15,382
     Income taxes                                    (344)       4,039         (415)     (16,715)
     Inventories                                   (7,132)     (23,432)      10,780       20,115
     Prepaid expenses                                 280         (325)         126          220
     Accounts payable and accrued liabilities      (3,223)       1,148          670       (4,777)
     Deferred revenue                                 (62)         114          (85)        (304)
     Deferred grants                                  231          170           --         (334)
                                                ---------    ---------    ---------    ---------
                                                     (773)      (2,523)      (2,628)      (8,981)
                                                ---------    ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                       1,373        2,177           --           --
Repayment of mandatorily redeemable
     preferred shares                                --           (354)          --           --
Repayment of long-term debt                            (7)      (3,311)         (23)         (82)
Redemption of share capital                            (3)         (33)          --           (2)
Resale of share capital                               110        1,490           --           28
Share issue expenses                                   --          (41)          --          (14)
                                                ---------    ---------    ---------    ---------
                                                    1,473          (72)         (23)         (70)
                                                ---------    ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments              (251,191)    (461,981)    (108,709)    (491,755)
Proceeds from disposal of short-term
     investments                                  285,605      549,436      110,527      514,658
Additions to property, plant and equipment
     and intangible assets                         (7,469)     (13,207)        (369)      (4,669)
Business combinations, net of cash and cash
     equivalents acquired                         (25,150)     (67,499)          --       (9,756)
                                                ---------    ---------    ---------    ---------
                                                    1,795        6,749        1,449        8,478
                                                ---------    ---------    ---------    ---------
CHANGE IN CASH AND CASH EQUIVALENTS                 2,495        4,154       (1,202)        (573)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
     CASH AND CASH EQUIVALENTS                        (74)        (528)         224          (29)

CASH AND CASH EQUIVALENTS - BEGINNING OF
     PERIOD                                         1,934          729        8,105        7,729
                                                ---------    ---------    ---------    ---------
CASH AND CASH EQUIVALENTS - END OF PERIOD       $   4,355    $   4,355    $   7,127    $   7,127
                                                =========    =========    =========    =========

SUPPLEMENTARY INFORMATION
Interest paid                                   $    (119)   $    (276)   $     (73)   $    (169)
Interest received                               $   1,435    $   6,158    $     230    $   1,644
Income taxes recovered (paid)                   $  (3,820)   $  (5,930)   $     381    $  (5,837)


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


1    INTERIM FINANCIAL INFORMATION

     The financial information as at May 31, 2002 and for the periods ended May 31, 2001 and 2002 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

     These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.


2    BUSINESS COMBINATION

     On November 2, 2001, the company acquired a 100% interest in Avantas Networks Corporation (renamed EXFO Protocol Inc. ("EXFO Protocol")), a Canadian company specializing in fiber-optic protocol testing, in exchange for a total consideration valued at $94,952,000 or $69,381,000 net of $25,571,000 of cash and cash equivalents acquired. The total consideration includes acquisition-related costs of $1,272,000.

     The consideration paid consisted of $9,756,000 in cash, net of cash and cash equivalents acquired of $25,571,000 and the issuance of 4,374,573 subordinate voting shares valued at $59,625,000. The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the terms of the acquisition were agreed and announced, being August 20, 2001.

     This acquisition has been accounted for using the purchase method and consequently, the results of operations of EXFO Protocol have been included in the consolidated statements of earnings of the company since November 2, 2001, being the date of acquisition.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:

                                                                  (UNAUDITED)
     Assets acquired
         Current assets                                         $        6,040
         Property, plant and equipment                                   2,003
         In-process research and development                             1,400
         Core technology                                                 5,050
         Future income tax assets                                          476
     Liabilities assumed                                                (3,575)
                                                                --------------

     Net identifiable assets acquired                                   11,394

     Goodwill                                                           57,987
                                                                --------------

     Purchase price                                                     69,381

     Less: Subordinate voting shares issued                             59,625
                                                                --------------

     Cash paid, net of cash and cash equivalents acquired       $        9,756
                                                                ==============

     The fair value allocated to intangible assets acquired was based upon an independent valuation performed in conjunction with this acquisition.

     The existing technology that has reached technological feasibility was classified as core technology.

     In-process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use.

     In-process research and development and core technology are amortized on a straight-line basis over their estimated useful lives of ten months and five years, respectively. Goodwill is not amortized but is being reviewed for impairment as described in note 6.


3    INVENTORIES

                                                   AS AT           AS AT
                                                 AUGUST 31,       MAY 31,
                                                   2001             2002
                                                ----------      ----------
                                                                (UNAUDITED)

     Raw materials                              $   29,891      $   14,444
     Work in progress                                3,507           1,265
     Finished goods                                 10,947          11,314
                                                ----------      ----------
                                                $   44,345      $   27,023
                                                ==========      ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


4    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                   AS AT           AS AT
                                                 AUGUST 31,       MAY 31,
                                                   2001             2002
                                                ----------      ----------
                                                                (UNAUDITED)
     Trade                                      $    7,732      $   5,317
     Salaries and social benefits                    3,917          3,845
     Commissions                                     1,307            400
     Tax on capital                                    463            839
     Warranty                                          901            894
     Restructuring charges (note 7)                  1,230          1,328
     Other                                             630          1,063
                                                ----------      ----------
                                                $   16,180      $  13,686
                                                ==========      ==========


5    NET RESEARCH AND DEVELOPMENT EXPENSES

                                            THREE MONTHS        NINE MONTHS    THREE MONTHS     NINE MONTHS
                                                ENDED              ENDED           ENDED           ENDED
                                                MAY 31,            MAY 31,         MAY 31,         MAY 31,
                                                 2001               2001            2002            2002
                                                 ----               ----            ----            ----
                                             (UNAUDITED)        (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
     Gross research and development
         expenses                            $     5,783        $    13,139     $     4,723     $    13,756
     Research and development tax credits           (959)            (2,526)         (1,159)         (3,176)
     Government grants                              (364)              (866)           (110)           (308)
                                             -----------        -----------     -----------     -----------
                                             $     4,460        $     9,747     $     3,454     $    10,272
                                             ===========        ===========     ===========     ===========


6    WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

     The company, as part of its review of financial results for the three months ended May 31, 2002, performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol. The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting the subsidiaries' industries and the decline in technology valuations. The growth prospects for those subsidiaries are significantly less than previously expected and those of historical periods and the decline in market conditions affecting the subsidiaries is significant and other than temporary. As a result, the company concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and it recorded a charge of $222,169,000 to write-down a significant portion of goodwill and a pre-tax charge of $23,657,000 to write-down a significant portion of acquired core

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     technology during the three months ended May 31, 2002. Of the total impairment loss of $245,826,000, $125,017,000 relates to EXFO Burleigh, $71,508,000 relates to EXFO Photonic Solutions and $49,301,000 relates to EXFO Protocol.

     The impairment loss was calculated as the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries level since the company had distinct cash flows for each of them and because they are not fully integrated into the company's activities. The cash flow periods used ranged from three to five years, using annual growth rates ranging between 15% and 30%.

     The assumptions supporting the estimated undiscounted future cash flows, including the annual growth rates, reflect management's best estimates.


7    RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS

     During the three months ended November 30, 2001, the company incurred charges of $3,910,000 to align its cost structure to market conditions. The company recorded $410,000 in severance expenses for the 101 employees who were terminated, which are included in the restructuring and other charges in the statement of earnings for the nine months ended May 31, 2002. The company also recorded $3,500,000 in inventory write-off for excess and obsolete inventories which is included in the cost of sales in the statement of earnings for the nine months ended May 31, 2002. These severance expenses were fully paid as at May 31, 2002.

     During the three months ended February 28, 2002, the company incurred additional charges of $6,309,000 to align its cost structure to market conditions. The company recorded $447,000 in severance expenses for the additional 57 employees who were terminated, which are included in the restructuring and other charges in the statement of earnings for the nine months ended May 31, 2002. The company also recorded $5,862,000 in additional inventory write-off for excess and obsolete inventories which is included in the cost of sales in the statement of earnings for the nine months ended May 31, 2002. As at May 31, 2002, the accrued liabilities related to the severance expenses amounted to $72,000.

     During the three months ended May 31, 2002, the company incurred additional charges of $11,124,000 to further reduce its costs. Under an additional structured plan, the company recorded $1,155,000 in severance expenses for the additional 192 employees who were terminated and $868,000 for the write-off of property, plant and equipment. These charges are included in the restructuring and other charges in the statements of earnings for the three months and the nine months ended May 31, 2002. Finally, the company recorded $9,101,000 in additional inventory write-off for excess and obsolete inventories which is included in the cost of sales in the statements of earnings for the three months and the nine months ended May 31, 2002. As at May 31, 2002, the accrued liabilities related to the severance expenses amounted to $676,000.

     Finally, as at May 31, 2002, the accrued liabilities related to the restructuring plan of June 2001 amounted to $580,000 and consist of future payments on exited leased facilities.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


8    CONTINGENCY

     On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000 contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices.

     On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters;
     (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

     Management believes that the company and its executive officers have fully complied with all applicable securities laws and that the claims against it and its officers are without merit. The company has referred this matter to its insurers and plans to vigorously defend its position in this litigation. However, at this time, it is not possible to predict the outcome of this case, nor determine the amount of possible losses. Accordingly, no provision for this case has been made in the interim consolidated financial statements as of May 31, 2002.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


9    EARNINGS (LOSS) PER SHARE

     The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted earnings (loss) per share calculation:

                                            THREE MONTHS        NINE MONTHS    THREE MONTHS     NINE MONTHS
                                                ENDED              ENDED           ENDED           ENDED
                                                MAY 31,            MAY 31,         MAY 31,         MAY 31,
                                                 2001               2001            2002            2002
                                                 ----               ----            ----            ----
                                             (UNAUDITED)        (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
     Basic weighted average number of
         shares outstanding (000's)               56,383             51,689          61,443          60,391
     Exercise of stock options                       117                120              --              --
     Exercise of restricted stock awards             360                214              --              --
                                             -----------        -----------     -----------     -----------
     Diluted weighted average number of
         shares outstanding (000's)               56,860             52,023          61,443          60,391
                                             ===========        ===========     ===========     ===========


10   DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

     These interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 19 to the company's most recent annual consolidated financial statements describes the significant differences between Canadian and U.S. GAAP that affect the company. This note describes significant additional changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of the significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     RECONCILIATION OF NET LOSS TO CONFORM WITH U.S. GAAP

                                          THREE MONTHS   NINE MONTHS  THREE MONTHS  NINE MONTHS
                                              ENDED         ENDED        ENDED         ENDED
                                             MAY 31,       MAY 31,      MAY 31,       MAY 31,
                                              2001          2001         2002          2002
                                              ----          ----         ----          ----
                                           (UNAUDITED)  (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
 Net loss for the period in accordance
     with Canadian GAAP                    $  (8,630)   $  (1,101)   $(263,826)   $(305,556)
 Non-cash stock-based compensation costs
     related to stock option plan               (434)        (608)        (138)        (569)
 Non-cash stock-based compensation costs
     related to stock purchase plan             (116)        (350)        (231)        (590)
 Non-cash stock-based compensation costs
     related to restricted stock award
     plan                                     (1,306)      (1,645)        (415)      (2,442)
 Unrealized gains on forward exchange
     contracts                                     9          112          617          397
 Future income taxes on forward exchange
     contracts                                   (16)         (50)        (204)        (131)
 Acquired in-process research and
     development                                 128       (1,181)         420         (420)
 Future income taxes on acquired in-
     process research and development           (694)        (532)        (133)        (312)
 Write-down of goodwill and intangible
     assets                              a)       --           --      (62,557)     (62,557)
 Future income taxes on write-down of
     intangible assets                   a)       --           --          865          865
 Amortization of goodwill                     (3,127)      (5,161)      (3,244)      (9,723)
                                           ---------    ---------    ---------    ---------

Net loss available to common
     shareholders for the period in
     accordance with U.S. GAAP               (14,186)     (10,516)    (328,846)    (381,038)

Other comprehensive income (loss)
Foreign currency translation adjustments      (1,674)      (9,552)      13,360        2,459
Reclassification of realized foreign
     exchange gains on
     available-for-sale securities, net
     of related future income taxes             (419)         (37)          --           --
                                           ---------    ---------    ---------    ---------
Comprehensive loss                         $ (16,279)   $ (20,105)   $(315,486)   $(378,579)
                                           =========    =========    =========    =========
    Basic and diluted net loss per share
         in accordance with U.S. GAAP      $   (0.25)   $   (0.20)   $   (5.35)   $   (6.31)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     SHARE CAPITAL

                                                                          AS AT            AS AT
                                                                        AUGUST 31,        MAY 31,
                                                                           2001            2002
                                                                        ---------       ----------
                                                                                        (UNAUDITED)
     Share capital in accordance with Canadian GAAP                     $ 429,995       $ 489,611
     Stock-based compensation costs related to stock purchase plan
         Current period                                                      (150)             --
         Cumulative effect of prior periods                                 2,692           2,542
     Shares issued upon business combinations                              65,584          65,584
                                                                        ---------       ---------

     Share capital in accordance with U.S. GAAP                         $ 498,121       $ 557,737
                                                                        =========       =========


     DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                          AS AT            AS AT
                                                                        AUGUST 31,        MAY 31,
                                                                           2001            2002
                                                                        ---------       ----------
                                                                                        (UNAUDITED)
     Deferred stock-based compensation costs in accordance with
         Canadian GAAP                                                  $      --       $      --
     Stock-based compensation costs related to stock-based
         compensation plans
         Current period                                                    (8,145)             --
         Cumulative effect of prior periods                               (19,429)         (7,968)
     Amortization for the period                                            4,912           3,601
     Reduction of stock-based compensation costs                           14,694             382
                                                                        ---------       ---------

     Deferred stock-based compensation costs in accordance with U.S.
         GAAP                                                           $  (7,968)      $  (3,985)
                                                                        =========       =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     OTHER CAPITAL

                                                                          AS AT            AS AT
                                                                        AUGUST 31,        MAY 31,
                                                                           2001            2002
                                                                        ---------       ----------
                                                                                        (UNAUDITED)
     Other capital in accordance with Canadian GAAP                     $      --       $      --
     Stock-based compensation costs related to stock-based
         compensation plans
         Current period                                                     8,145              --
         Cumulative effect of prior periods                                18,749          12,350
     Reduction of stock-based compensation costs                          (14,544)           (382)
                                                                        ---------       ---------

     Other capital in accordance with U.S. GAAP                         $  12,350       $  11,968
                                                                        =========       =========


     DEFICIT

                                                                          AS AT            AS AT
                                                                        AUGUST 31,        MAY 31,
                                                                           2001            2002
                                                                        ---------       ----------
                                                                                        (UNAUDITED)
     Deficit in accordance with Canadian GAAP                           $  (8,314)      $(313,870)
     Stock-based compensation costs related to stock-based
         compensation plans
         Current period                                                    (4,912)         (3,601)
         Cumulative effect of prior periods                                (2,012)         (6,924)
     Unrealized gains on forward exchange contracts, net of
         related future income taxes
         Current period                                                       117             266
         Cumulative effect of prior periods                                    --             117
     Acquired in-process research and development
         Current period                                                        --            (420)
     Future income taxes on acquired in-process research and
         development
         Current period                                                      (936)           (312)
         Cumulative effect of prior periods                                    --            (936)
     Write-down of goodwill and intangible assets               a)
         Current period                                                                   (62,557)
     Future income taxes on write-down of intangible assets     a)
         Current period                                                                       865
     Amortization of goodwill
         Current period                                                    (8,453)         (9,723)
         Cumulative effect of prior periods                                    --          (8,453)
     Change in reporting currency
         Cumulative effect of prior periods                                 1,016           1,016
                                                                        ---------       ---------
     Deficit in accordance with U.S. GAAP                               $ (23,494)      $(404,532)
                                                                        =========       =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                                          AS AT            AS AT
                                                                        AUGUST 31,        MAY 31,
                                                                           2001            2002
                                                                        ---------       ---------
                                                                                       (UNAUDITED)
     Foreign currency translation adjustments
         Balance - Beginning of period                                  $     539       $  (9,349)
         Change during the period                                          (9,888)          2,459
                                                                        ---------       ---------
         Balance - End of period                                           (9,349)         (6,890)
                                                                        ---------       ---------
     Unrealized holding gains on available-for-sale securities, net of future income taxes
         Balance - Beginning of period                                         37              --
         Reclassification adjustment for amounts included in net
              loss, net of related future income taxes                        (37)             --
                                                                        ---------       ---------
         Balance - End of period                                               --              --
                                                                        ---------       ---------
     Accumulated other comprehensive loss                               $  (9,349)      $  (6,890)
                                                                        =========       =========

     BALANCE SHEETS

                                                    AS AT AUGUST 31, 2001                   AS AT MAY 31, 2002
                                               ------------------------------      ---------------------------------
                                                 AS REPORTED       U.S. GAAP          AS REPORTED        U.S. GAAP
                                                                                     (UNAUDITED)        (UNAUDITED)
     Intangible assets              a)
         Cost                                  $       55,044   $       55,044     $       38,530     $      33,702
         Accumulated amortization                       9,974            9,974             20,210            19,186
                                               --------------   --------------     --------------     -------------
                                               $       45,070   $       45,070     $       18,320     $      14,516
                                               ==============   ==============     ==============     =============

     Goodwill                       a)
         Cost                                  $      250,497   $      315,547     $       87,720     $      93,315
         Accumulated amortization                     (31,325)         (39,762)            69,185            87,509
                                               --------------   --------------     --------------     -------------
                                               $      219,172   $      275,785     $       18,535     $       5,806
                                               ==============   ==============     ==============     =============
     Shareholders' equity
         Share capital                         $      429,995   $      498,121     $      489,611     $     557,737
         Contributed surplus                            1,457            1,457              1,483             1,483
         Cumulative translation
              adjustment                               (8,333)              --             (5,874)               --
         Deferred stock-based
              compensation costs                           --           (7,968)                --            (3,985)
         Other capital                                     --           12,350                 --            11,968
         Deficit                                       (8,314)         (23,494)          (313,870)         (404,532)
         Accumulated other
              comprehensive loss                           --           (9,349)                --            (6,890)
                                               --------------   --------------     --------------     -------------
                                               $      414,805   $      471,117     $      171,350     $     155,781
                                               ==============   ==============     ==============     =============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


a)   Write-down of goodwill and intangible assets

     Under U.S. GAAP, when assets being tested for recoverability were acquired in business combinations accounted for the purchase method, the goodwill that arose in that transaction shall be included as part of the assets grouping in determining recoverability. The intangible assets tested for recoverability during the three months ended May 31, 2002 were acquired in business combinations accounted for the purchase method and consequently, the company allocated goodwill to those assets on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the impaired intangible assets. Intangible assets were then written down to their fair value.

     The fair value of intangible assets was determined based on discounted future cash flows. The cash flows periods used were ten and eleven years, using annual growth rates ranging between 10% and 30% and discount rates ranging between 15% and 18%. The assumptions supporting discounted cash flows, including the cash flow periods, the annual growth rates and the discount rates, reflect management's best estimate. The discount rates were based upon the company's weighted average cost of capital as adjusted for the risks associated with operations.

     The unallocated portion of goodwill was tested for recoverability at the subsidiaries level based on the related pre-tax undiscounted future cash flows using the same assumptions and methodology as used for Canadian GAAP purposes.

     Under U.S. GAAP, the company recorded a charge of $281,278,000 to write-down a significant portion of goodwill and a pre-tax charge of $27,105,000 to write-down a significant portion of acquired core technology during the three months ended May 31, 2002. Of the total charge of $308,383,000, $170,079,000 relates to EXFO Burleigh, $83,637,000 relates to
     EXFO Photonic Solutions and $54,667,000 relates to EXFO Protocol.Under Canadian GAAP, no allocation of goodwill is required and each asset is tested for recoverability separately based on its pre-tax undiscounted cash flows over its expected period of use. Also, under Canadian GAAP, the impairment loss for intangible assets is measured as the difference between the carrying value and the pre-tax undiscounted cash flows.

     Finally, under U.S. GAAP, the carrying value of goodwill reviewed for impairment was $46,380,000 higher than the carrying value of the same goodwill tested under Canadian GAAP because the measurement dates used to account for the business combinations were different between U.S. and Canadian GAAP.

STATEMENTS OF CASH FLOWS

For the periods ended May 31, 2001 and 2002, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


UNAUDITED PRO FORMA INFORMATION ON BUSINESS COMBINATION

Under U.S. GAAP, pro forma information must be provided as though the business combination had occurred at the beginning of the reported periods.The following unaudited pro forma information reflects the results of operations as if the acquisition of EXFO Protocol had been completed on September 1, 2000 and 2001.Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

                                           THREE MONTHS      NINE MONTHS     THREE MONTHS    NINE MONTHS
                                               ENDED             ENDED           ENDED           ENDED
                                              MAY 31,           MAY 31,         MAY 31,         MAY 31,
                                               2001              2001            2002            2002
                                           ------------     ------------     ------------    ------------
      Sales                                $    45,891      $   110,921      $    16,419     $    51,158
      Net loss                             $   (15,509)     $   (15,621)     $  (329,507)    $  (381,699)
      Basic and diluted net loss
           per share                       $     (0.26)     $     (0.28)     $     (5.36)    $     (6.21)

NEW ACCOUNTING STANDARDS

In November 2001, The Canadian Institute of Chartered Accountants (CICA) revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard, which the company will adopt retroactively on September 1, 2002, no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard is not expected to have a significant impact on the company's financial statements.

In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. This new accounting guideline, which the company will adopt prospectively on September 1, 2002, establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. The company has not yet assessed the impact of the adoption of this new guideline.

In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The company will adopt this new standard prospectively on September 1, 2002 and its adoption is not expected to have a significant impact on the company's financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and other intangible assets" and in August 2001 the CICA issued section 1581 "Business Combinations" and section 3062 "Goodwill and other intangible assets". SFAS 141 and section 1581 require business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 141 and section 1581 also broaden criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142 and section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 and section 3062 require the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceed the fair value. SFAS 142 and section 3062 will be adopted on September 1, 2002.

The impact of adopting SFAS 142 and section 3062 will result in the non-amortization of goodwill recorded prior to July 1, 2001 resulting in the elimination of goodwill amortization for the year ending August 31, 2003 by approximately $63,000,000 under SFAS 142 and $50,000,000 under section 3062. Moreover, the company will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings under SFAS 142 and to deficit under section 3062. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which it is incurred under both Canadian and U.S. GAAP. The company has not yet assessed the impact this new impairment methodology will have on its financial statements.

Under the transitional provisions of SFAS 142 and section 3062, the company did not amortize the goodwill resulting from the acquisition of EXFO Protocol Inc., for which the effective date of acquisition was November 2, 2001.

In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The company will adopt this new standard prospectively on September 1, 2002 and has not yet assessed the impact of its adoption.

In October 2001, the FASB issued SFAS 144 "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other that by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on or after December 15, 2001.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


The company will adopt this new standard prospectively on September 1, 2002 and its adoption is not expected to have a significant impact on the company's financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This new standard is effective for fiscal years beginning on or after May 15, 2002 or for transactions occurring after May 15, 2002 related to SFAS 13, paragraph 8 and 9
(c).

This statement rescinds SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS 64 "Extinguishments of Debt Made to Satisfy Sinking-Funds Requirements". This Statement also rescinds SFAS 44 "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS 13 "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The company will adopt this new standard prospectively on September 1, 2002 and its adoption is not expected to have a significant impact on the company's financial statements.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


THIS DISCUSSION AND ANALYSIS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U. S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING CONTINUED ECONOMIC UNCERTAINTY, CAPITAL SPENDING IN THE TELECOMMUNICATIONS SECTOR AND OUR ABILITY TO EXECUTE SUCCESSFULLY IN THESE UNCERTAIN CONDITIONS; THE EFFECTS OF THE ADDITIONAL ACTIONS WE HAVE TAKEN IN RESPONSE TO SUCH ECONOMIC UNCERTAINTY (INCLUDING WORKFORCE REDUCTIONS, ABILITY TO QUICKLY ADAPT COST STRUCTURES TO ALIGN WITH DECREASED LEVELS OF BUSINESS, ABILITY TO MANAGE INVENTORY LEVELS TO ADAPT TO SLOWDOWNS); MARKET ACCEPTANCE OF OUR NEW PRODUCTS AND OTHER UPCOMING NEW PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED COMPANIES; THE RETENTION OF KEY TECHNICAL AND MANAGEMENT PERSONNEL; AND FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSIONS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.


OVERVIEW

The fiber-optic telecommunications industry has not rebounded as quickly as many industry experts forecasted. Established telecommunications carriers have further reduced their capital expenditures, while a number of others have filed for bankruptcy. Lower spending levels have produced a trickle-down effect throughout the fiber-optic industry including research and development, manufacturing, installation and maintenance as well as network monitoring companies. Test, measurement, monitoring and automation equipment vendors, in turn, have been negatively affected, due to the dramatic reduction in the deployment of optical networks.


                                                                             (1)

In the first three quarters of 2002, we implemented cost-cutting measures to align our cost structure to market conditions that provided approximately $13.0 million in annualized pre-tax savings. We lowered operating expenses, froze employee salaries, reduced our workforce, wrote-off excess and obsolete inventories and wrote-down property, plant and equipment. These measures incurred charges of $3.9 million, consisting of an inventory write-off of $3.5 million and severance expenses of $410,000 in the first quarter of 2002; $6.3 million, consisting of an inventory write-off of $5.9 million and severance expenses of $447,000 in the second quarter of 2002; and $11.1 million, consisting of an inventory write-off of $9.1 million, severance expenses of $1.2 million and a write-down of property, plant and equipment of $868,000 in the third quarter of 2002.

In the third quarter of 2002, considering on-going unfavorable market conditions, which negatively affect our expected growth rates, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with our three strategic acquisitions made in the last two years. Consequently, we recorded a charge of $222.2 million to write-down a significant portion of goodwill and a pre-tax charge of $23.7 million to write-down a significant portion of acquired intangible assets.

In terms of new product development, we have launched 24 new products so far in 2002. This unprecedented number of product launches means that EXFO will be well positioned once the recovery in the fiber-optic telecom industry occurs.

On December 1, 2001, our new Enterprise Resource Planning (ERP) system was implemented at our major facility in Quebec City, QC. This ERP system will enable us to improve the efficiency of our operations and should provide our customers with better and more prompt service down the line.

On November 2, 2001, we completed our acquisition of Avantas Networks Corporation (renamed EXFO Protocol Inc.) for a total consideration valued at $95.0 million or $69.4 million net of $25.6 million of cash and cash equivalents acquired. This acquisition has been accounted for using the purchase method and has resulted in goodwill of $58.0 million which, under new accounting rules, is not amortized. EXFO Protocol Inc., a Montreal-based company, is a supplier of leading-edge fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates. This acquisition has enabled us to enter the critical protocol-layer testing market.


                                                                             (2)

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the periods ended May 31, 2001 and 2002 should be read in conjunction with our interim consolidated financial statements and the related notes thereto. All figures are expressed in thousands of US dollars, except per share data and as otherwise noted. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 10 to our interim consolidated financial statements.

                                                THREE MONTHS ENDED         NINE MONTHS ENDED
                                                     MAY 31,                    MAY 31,
                                               -------------------        -------------------
                                                2001          2002         2001         2002
                                                ----          ----         ----         ----
                                                                 (UNAUDITED)
Sales                                        $  45,781    $  16,348    $ 110,593    $  51,087
Cost of sales                                   17,418       17,080       40,513       42,497
                                             ---------    ---------    ---------    ---------
Gross margin (loss)*                            28,363         (732)      70,080        8,590

Operating expenses
     Selling and administrative                 14,324        8,750       34,159       28,327
     Net research and development                4,460        3,454        9,747       10,272
     Amortization of property, plant and
         equipment                               1,033        1,544        2,263        4,379
     Amortization of intangible assets           4,211        3,236        5,873        9,976
     Write-down of intangible assets                --       23,657           --       23,657
     Restructuring and other charges                --        2,023           --        2,880
                                             ---------    ---------    ---------    ---------
Total operating expenses                        24,028       42,664       52,042       79,491

Earnings (loss) from operations                  4,335      (43,396)      18,038      (70,901)
Interest income, net                               963          261        5,371        1,239
Foreign exchange gain (loss)                      (152)        (801)       3,018         (714)
                                             ---------    ---------    ---------    ---------
Earnings (loss) before income taxes and
     amortization and write-down of
     goodwill                                    5,146      (43,936)      26,427      (70,376)
Income tax expense (recovery)                    1,721      (14,751)       8,972      (24,320)
                                             ---------    ---------    ---------    ---------
Earnings (loss) before amortization and
     write-down of goodwill                      3,425      (29,185)      17,455      (46,056)
Amortization of goodwill                        12,055       12,472       18,556       37,331
Write-down of goodwill                              --      222,169           --      222,169
                                             ---------    ---------    ---------    ---------
Net loss for the period                      $  (8,630)   $(263,826)   $  (1,101)   $(305,556)
                                             =========    =========    =========    =========

Basic and diluted net loss per share         $   (0.15)   $   (4.29)   $   (0.02)   $   (5.06)

Research and development data:
     Gross research and development          $   5,783    $   4,723    $  13,139    $  13,756
     Net research and development            $   4,460    $   3,454    $   9,747    $  10,272

Other data:
Pro forma net earnings (loss)**              $   6,228    $  (3,930)   $  21,354    $  (9,966)
Basic and  diluted  pro forma net earnings
     (loss) per share**                      $    0.11    $   (0.06)   $    0.41    $   (0.17)

* Including inventory write-offs of $9,101 and $18,463 for the three months and the nine months ended May 31, 2002, respectively, nil in 2001.
** Net earnings (loss) excluding amortization and write-down of goodwill and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges and inventory write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.


                                                                             (3)

                                                THREE MONTHS ENDED         NINE MONTHS ENDED
                                                     MAY 31,                    MAY 31,
                                               -------------------        -------------------
                                                2001          2002         2001         2002
                                                ----          ----         ----         ----
                                                                 (UNAUDITED)
Sales                                            100.0%       100.0%       100.0%       100.0%
Cost of sales                                     38.0        104.5         36.6         83.2
                                             ---------    ---------    ---------    ---------
Gross margin (loss)*                              62.0         (4.5)        63.4         16.8

Operating expenses
     Selling and administrative                   31.3         53.5         30.9         55.4
     Net research and development                  9.7         21.1          8.8         20.1
     Amortization of property, plant and
         equipment                                 2.3          9.4          2.1          8.6
     Amortization of intangible assets             9.2         19.8          5.3         19.5
     Write-down of intangible assets                --        144.7           --         46.3
     Restructuring and other charges                --         12.4           --          5.6
                                             ---------    ---------    ---------    ---------
Total operating expenses                          52.5        260.9         47.1        155.5

Earnings (loss) from operations                    9.5       (265.4)        16.3       (138.7)
Interest income, net                               2.1          1.6          4.9          2.4
Foreign exchange gain (loss)                      (0.3)        (4.9)         2.7         (1.4)
                                             ---------    ---------    ---------    ---------

Earnings (loss) before income taxes and
     amortization and write-down of
     goodwill                                     11.3       (268.7)        23.9       (137.7)
Income tax expense (recovery)                      3.8        (90.2)         8.1        (47.6)
                                             ---------    ---------    ---------    ---------

Earnings (loss) before amortization and
     write-down of goodwill                        7.5       (178.5)        15.8        (90.1)
Amortization of goodwill                          26.3         76.3         16.8         73.1
Write-down of goodwill                              --       1359.0           --        434.9
                                             ---------    ---------    ---------    ---------

Net loss for the period                          (18.8)%    (1613.8)%       (1.0)%     (598.1)%
                                             =========    =========    =========    =========

Research and development data:
     Gross research and development               12.6%        28.9%        11.9%        26.9%
     Net research and development                  9.7%        21.1%         8.8%        20.1%

Other data:
Pro forma net earnings (loss)**                   13.6%       (24.0)%       19.3%       (19.5)%

* Including inventory write-offs of 55.7% and 36.2% of sales for the three months and the nine months ended May 31, 2002, respectively. Excluding these special charges, gross margin would have reached 51.2% and 53.0% of sales for the three months and the nine months ended May 31, 2002, respectively.
** Net earnings (loss) excluding amortization and write-down of goodwill and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges and inventory write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.


                                                                             (4)

SALES

For the three months ended May 31, 2002, sales decreased 64% to $16.3 million from $45.8 million for the same period last year. The decrease in sales is directly related to a reduced demand for our products and pricing pressure attributable to the continued and severe downturn in the telecommunications industry. Indeed, the fiber-optic telecommunications industry has not rebounded as quickly as many industry experts forecasted. Established telecommunications carriers have further reduced their capital expenditures, while a number of others have filed for bankruptcy. Lower spending levels have produced a trickle-down effect throughout the fiber-optic industry including research and development, manufacturing, installation and maintenance as well as network monitoring companies. Test, measurement, monitoring and automation equipment vendors, in turn, have been negatively affected, due to the dramatic reduction in the deployment of optical networks. Consequently, both our Portable and Monitoring products and our Industrial and Scientific products suffered from this lack of demand and pricing pressure and they decreased almost proportionally compared to the same period last year.

Our net book-to-bill ratio was at 0.91 and 0.95 for the last two quarters of 2002, respectively. Despite the difficult market, our sales increased sequentially by 12% from $14.6 million to $16.3 million in the third quarter of 2002. Order cancellations amounted to approximately $2.0 million and $0.7 million during the last two quarters of 2002, respectively. Without these cancellations, our book-to-bill ratio would be at 1.05 and 1.00 for the last two quarters of 2002, respectively.

North American sales accounted for 51% and 59% of sales for the three months ended May 31, 2002 and 2001, respectively. International sales represented 49% and 41% of sales for the three months ended May 31, 2002 and 2001, respectively. The increase in our international sales is the result of our sustained efforts to develop the international market. For the three months ended May 31, 2002, no customer accounted for more than 7.8% of sales.

For the nine months ended May 31, 2002, sales decreased 54% to $51.1 million from $110.6 million for the same period last year. The decrease in sales is directly related to a reduced demand for our products and pricing pressure attributable to the continued and severe downturn in the telecommunications industry. Indeed, the fiber-optic telecommunications industry has not rebounded as quickly as many industry experts forecasted. Established telecommunications carriers have further reduced their capital expenditures, while a number of others have filed for bankruptcy. Lower spending levels have produced a trickle-down effect throughout the fiber-optic industry including research and development, manufacturing, installation and maintenance as well as network monitoring companies. Test, measurement, monitoring and automation equipment vendors, in turn, have been negatively affected, due to the dramatic reduction in the deployment of optical networks. Consequently, both our Portable and Monitoring products and our Industrial and Scientific products suffered from this lack of demand and pricing pressure and they decreased almost proportionally compared to the same period last year.

North American sales accounted for 52% and 60% of sales for the nine months ended May 31, 2002 and 2001, respectively. International sales represented 48% and 40% of sales for the nine months ended May 31, 2002 and 2001, respectively. The increase in our international sales is the result of our sustained efforts to develop the international market. For the nine months ended May 31, 2002, no customer accounted for more than 6.5% of sales.


                                                                             (5)

GROSS MARGIN (LOSS)

We recorded a gross loss of 4.5% of sales for the three months ended May 31, 2002, compared to a gross margin of 62.0% for the same period last year.

The percentage decline in gross margin is due to the following reasons. First of all, we recorded an additional inventory write-off of $9.1 million for obsolete and excess inventories. This special charge was taken considering weak demand for our products and our expected needs for the upcoming 24 months. Excluding this special charge, gross margin would have reached 51.2%. Secondly, the weak demand for our products and pricing pressure prevented a better absorption of our fixed manufacturing costs. Our manufacturing capacity in Quebec City, QC and Victor, NY, has almost doubled since November 2000, while our sales decreased significantly in the third quarter of 2002 compared to the same period last year.

Gross margin represented 16.8% of sales for the nine months ended May 31, 2002, compared to 63.4% for the same period last year.

The percentage decline in gross margin is due to the following reasons. First of all, we recorded $18.5 million in inventory write-offs for obsolete and excess inventories over the last three quarters of 2002. These special charges were taken considering weak demand for our products and our expected future needs. Excluding these special charges, gross margin would have reached 53.0%. Secondly, the weak demand for our products and pricing pressure prevented a better absorption of our fixed manufacturing costs. Our manufacturing capacity in Quebec City, QC and Victor, NY, has almost doubled since November 2000, while our sales decreased significantly in the first three quarters of 2002 compared to the same period last year.

Gross margin can be negatively affected by competitive pricing pressure, increase in obsolescence costs, shifts in product mix, reductions in government grants, under-absorption of fixed manufacturing costs and increases in products offerings by other suppliers in the fiber-optic test, measurement, monitoring and automation industry.


SELLING AND ADMINISTRATIVE

For the three months ended May 31, 2002, selling and administrative expenses were $8.8 million, or 53.5% of sales, compared to $14.3 million, or 31.3% of sales, for the same period last year. The dollar decrease is mainly due to lower expenses resulting from our restructuring plans implemented since June 2001 and lower commission expenses since our sales decreased significantly during the third quarter of 2002. However, the dollar decrease was offset in part by the impact of the EXFO Protocol acquisition.

The significant decrease in sales in the third quarter of 2002 caused the percentage to increase since a large portion of our selling and administrative expenses tends to be fixed and because sales decreased at a faster rate than selling and administrative expenses.

For the nine months ended May 31, 2002, selling and administrative expenses were $28.3 million, or 55.4% of sales, compared to $34.2 million, or 30.9% of sales for the same period last year. The dollar decrease is due to lower expenses resulting from our restructuring plans implemented since June 2001 and lower commission expenses as our sales decreased significantly during the first three quarters of 2002. However, the dollar decrease was offset in part by the impact of the EXFO Protocol acquisition.


                                                                             (6)

The significant decrease in sales during the first three quarters of 2002 caused the percentage to increase since a large portion of our selling and administrative expenses tends to be fixed and because sales decreased at a faster rate than selling and administrative expenses.

Considering challenging market conditions, we will continue to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve sales, service and satisfy our customers and integrate our acquired companies.


RESEARCH AND DEVELOPMENT

For the three months ended May 31, 2002, gross research and development expenses were $4.7 million, or 28.9% of sales, compared to $5.8 million, or 12.6% of sales for the same period last year. The decrease in gross research and development expenses is mainly due to different mix of projects under development, the timing of their development cycle and to lower expenses resulting from our restructuring plans implemented since June 2001. The decrease in our gross research and development expenses was offset in part by the impact of the EXFO Protocol acquisition.

The percentage increase reflects our continued focus on innovation despite the significant decrease in sales. We firmly believe that innovation and new product introductions are the key to gaining market share in this current economic environment and ensure the long-term growth and profitability of the company. We launched eight new products during the third quarter of 2002. Key launches included the FTB-8000 SONET/SDH 10 Gb/s test module for protocol testing of high-performance optical networks, the ProalignTM 5000 Component Assembly that helps lower the cost of manufacturing array-type devices and the IQS-1700 High-performance Optical Power Meter and OHS-1713-UH Ultra-High-PowerTM Optical Remote Heads for production floor and development lab applications.

For the three months ended May 31, 2002, tax credits and grants from federal, provincial and state governments for research and development activities were $1.3 million, or 26.9% of gross research and development expenses, compared to $1.3 million, or 22.9% of gross research and development expenses, for the same period last year.

Our tax credits and government grants remained flat in dollars despite the decrease in our gross research and development expenses. During the third quarter of 2001, EXFO Burleigh Products Group Inc. ("EXFO Burleigh"), which is not entitled to research and development tax credit and grants, represented a larger portion of our gross research and development expenses. In addition, our newly acquired EXFO Protocol generated tax credits at a higher combined rate than other companies of the group.

In terms of net research and development expenses, they amounted to $3.5 million, or 21.1% of sales for the three months ended May 31, 2002, compared to $4.5 million, or 9.7% of sales, for the same period last year.

For the nine months ended May 31, 2002, gross research and development expenses were $13.8 million, or 26.9% of sales, compared to $13.1 million, or 11.9% of sales, for the same period last year. The slight increase in gross research and development dollars is mainly related to the acquisition of EXFO Protocol as well as the mix and timing of research and development projects.


                                                                             (7)

The percentage increase reflects our strong and continued focus on innovation despite the significant decrease in sales. We firmly believe that innovation and new product introductions are the key to gaining market share in this current economic environment and ensure the long-term growth and profitability of the company. In the first three quarters of 2002, 50% of our sales originated from products that have been on the market for two years or less. This is a strong improvement compared to 33% of our sales reached in the same period last year.

For the nine months ended May 31, 2002, we released 24 new products. In comparison, we released just over 20 new products during the entire fiscal year in 2001.

For the nine months ended May 31, 2002, tax credits and grants from federal, provincial and state governments for research and development activities remained flat at $3.5 million, or 25.3% of gross research and development expenses, compared to $3.4 million, or 25.8% of gross research and development expenses, for the same period last year.

In terms of net research and development expenses, they amounted to $10.3 million, or 20.1% of sales, for the nine months ended May 31, 2002, compared to $9.7 million, or 8.8% of sales, for the same period last year.

We expect to continue investing significantly in research and development in upcoming quarters, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customers' needs and expectations.


AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol, we recorded $61.1 million in intangible assets, primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years from the date of acquisition, resulted in amortization expenses of $3.2 million and $10.0 million for the three months and the nine months ended May 31, 2002, respectively, compared to $4.2 million and $5.9 million for the corresponding periods of last year.

Intangible assets related to these acquisitions have been reviewed for impairment as described below and this resulted in a pre-tax write-down charge of $23.7 million in the third quarter of 2002. Considering this write-down, the quarterly amortization of intangible assets will decrease by approximately $2.3 million for the upcoming quarters.


WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

During the three months ended May 31, 2002, as part of our review of financial results, we performed an assessment of the carrying value of intangible assets and goodwill recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol. The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting our subsidiaries' industries and the decline in technology valuations. The growth prospects for our subsidiaries are significantly less than previously expected and those of historical periods and the decline in market conditions affecting the subsidiaries is significant and other than temporary. As a result, we concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and we recorded a charge of $222.2 million to write-down a significant portion of goodwill and a pre-tax charge of $23.7 million to write-down a significant

                                                                             (8)
portion of acquired core technology during the three months ended May 31, 2002. Of the total impairment loss of $245.8 million, $125.0 million relates to EXFO Burleigh, $71.5 million relates to EXFO Photonic Solutions and $49.3 million relates to EXFO Protocol.

The impairment loss was calculated as the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries level since we had distinct cash flows for each of them and because they are not fully integrated into our activities. The cash flow periods used ranged from three to five years, using annual growth rates ranging between 15% and 30%.

The assumptions supporting the estimated undiscounted future cash flows, including the annual growth rates, reflect our best estimates.

On September 1, 2002, goodwill will be reviewed for impairment under new accounting rules. For a complete description of the new accounting rules, we refer you to the section "New Accounting Standards" further in this document.


RESTRUCTURING AND OTHER CHARGES

During the first three quarters of 2002, we implemented structured plans to align our cost structure to market conditions and to better position ourselves amidst a challenging environment. Under these plans, we lowered our operating expenses, froze employee salaries, reduced our global work force and write-down property, plant and equipment.

As a result, we recorded restructuring and other charges of $2.9 million, consisting of $410,000 in severance expenses for the 101 employees who were terminated in the first quarter of 2002; $447,000 in severance expenses for the 57 employees who were terminated in the second quarter of 2002; and $1.2 million in severance expenses for the 192 employees who were terminated and $868,000 for the write-down of property, plant and equipment in the third quarter of 2002.

Our cost-cutting measures represent our best efforts to respond to the difficult market conditions. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.


INTEREST INCOME, NET

For the three months and the nine months ended May 31, 2002, net interest income amounted to $261,000 and $1.2 million, respectively, compared to $1.0 million and 5.4 million for the corresponding periods last year. These decreases are directly related to the use of short-term investments to finance our strategic acquisitions, our operating activities and the purchases of property, plant and equipment as well as a general decrease in interest rates. We expect our net interest income to decrease in the upcoming quarters because of the aforementioned reasons.


                                                                             (9)

FOREIGN EXCHANGE GAIN (LOSS)

For the three months ended May 31, 2002, foreign exchange loss amounted to $801,000 compared to $152,000 for the same period last year. These foreign exchange losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

For the nine months ended May 31, 2002, foreign exchange loss amounted to $714,000 compared to a foreign exchange gain of $3.0 million for the same period last year. Last year's foreign exchange gain was mainly due to the translation of short-term investments denominated in US dollars.

During the three months and the nine months ended May 31, 2002, we managed our exposure to currency risk with forward exchange contracts and operating activities of Canadian entities denominated in currencies other than the Canadian dollar.


INCOME TAXES

For the three months ended May 31, 2002, our effective income tax recovery rate remained flat at 33.6% compared to our effective income tax rate of 33.4% for the same period last year.

For the nine months ended May 31, 2002, our effective income tax recovery rate was 34.6%, compared to our effective income tax rate of 34.0% for the same period last year. The slight increase in our effective income tax recovery rate can be explained by the fact that our current operating loss will be carried back for tax purposes and applied against specific prior years' taxable income that was imposed at higher rates.


AMORTIZATION OF GOODWILL

In conjunction with the acquisitions of EXFO Burleigh and EXFO Photonic Solutions, we recorded $248.5 million in goodwill, which is amortized over five years. These acquisitions resulted in amortization expenses of $12.5 million and $37.3 million for the three months and the nine months ended May 31, 2002, respectively, compared to $12.1 million and $18.6 million for the corresponding periods last year. The acquisition of EXFO Protocol has been accounted for using new accounting standards contained in sections 1581 and 3062 of the CICA and, consequently, goodwill resulting from this acquisition is not amortized but instead reviewed for impairment.

Goodwill related to these acquisitions has been reviewed for impairment as described above and this resulted in a write-down charge of $222.2 million in the third quarter of 2002. Considering this write-down, the amortization of goodwill for the next quarter will decrease by approximately $11.5 million. Starting September 1, 2002, goodwill will no longer be amortized under new accounting rules.


                                                                            (10)

NET LOSS

Net loss amounted to $263.8 million, or $4.29 per share and $305.6 million, or $5.06 per share, for the three months and the nine months ended May 31, 2002, respectively. In comparison, net loss totalled $8.6 million, or $0.15 per share and $1.1 million, or $0.02 per share, for the corresponding periods last year.


PRO FORMA NET EARNINGS (LOSS)

As a measure to assess financial performance, we use pro forma net earnings
(loss) and pro forma net earnings (loss) per share. Pro forma net earnings
(loss) represent net earnings (loss) excluding amortization and write-down of goodwill and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges and inventory write-offs.

Pro forma net loss amounted to $3.9 million, or $0.06 per share and $10.0 million, or $0.17 per share, for the three months and the nine months ended May 31, 2002, respectively, compared to pro forma net earnings of $6.2 million, or $0.11 per share, and $21.4 million, or $0.41 per share, for the corresponding periods last year.

Pro forma net earnings (loss) is reconciled as follows:

                                                THREE MONTHS                NINE MONTHS
                                                     ENDED                     ENDED
                                                    MAY 31,                   MAY 31,
                                           ------------------------ -------------------------
                                                2001        2002          2001         2002
                                           -----------  ----------- ------------  -----------
                                                             (UNAUDITED)

                                          (in thousands of US dollars, except per share data)

Net loss in accordance with GAAP            $  (8,630)   $(263,826)   $  (1,101)   $(305,556)

 Pro forma adjustments:
 Amortization of goodwill                      12,055       12,472       18,556       37,331
 Write-down of goodwill                            --      222,169           --      222,169
 Amortization of intangible assets              4,211        3,236        5,873        9,976
Tax effect of amortization of intangible
    assets                                     (1,408)      (1,086)      (1,974)      (3,512)
 Write-down of intangible assets                   --       23,657           --       23,657
Tax effect of write-down of intangible
    assets                                         --       (7,942)          --       (7,942)
Restructuring  and other charges and
    inventory write-offs                           --       11,124           --       21,343
Tax effect of the restructuring and other
    charges and inventory write-offs               --       (3,734)          --       (7,432)
                                            ---------    ---------    ---------    ---------
 Pro forma net earnings (loss)              $   6,228    $  (3,930)   $  21,354    $  (9,966)
                                            =========    =========    =========    =========

Basic and diluted pro forma net earnings
    (loss) per share                        $    0.11    $   (0.06)   $    0.41    $   (0.17)


                                                                            (11)

We provide pro forma financial information to help the reader better understand our operating results. This information is not in accordance with, or an alternative for, generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies.


LIQUIDITY AND CAPITAL RESOURCES

Prior to our Initial Public Offering, we financed operations and met our capital expenditure requirements mainly through cash flows from operations, research and development tax credits and government grants. On June 29, 2000, we closed our Initial Public Offering of 8,050,000 subordinate voting shares for net proceeds of approximately $209 million, including the over-allotment option exercised by the underwriters. Since our Initial Public Offering, we have financed our major investments mainly by the issuance of subordinate voting shares and the use of our short-term investments.

CASH POSITION AND SHORT-TERM INVESTMENTS

As at May 31, 2002, cash and cash equivalents and short-term investments consisted of $50.9 million. Our working capital was at $98.3 million. Our cash and cash equivalents and short-term investments decreased by only $0.6 million since February 28, 2002. Indeed the use of short-term investments to finance our operating activities for $2.6 million and the cash payment of $369,000 for the purchases of property, plant and equipment and intangible assets was mainly offset by an unrealized foreign exchange gain of $2.3 million on our cash and cash equivalents and short-term investments. This unrealized foreign exchange gain results from the translation of our financial statements in US dollars and is recorded in the cumulative translation adjustment in the balance sheet.

Our cash and cash equivalents and short-term investments have decreased by approximately $23.7 million since August 31, 2001, mainly due to the cash payment of $9.8 million for the acquisition of EXFO Protocol, the cash payment of $4.7 million for the purchases of property, plant and equipment and intangible assets as well as the financing of operating activities of $9.0 million for the first three quarters of 2002.

OPERATING ACTIVITIES

Cash flows used by operating activities were $2.6 million for the three months ended May 31, 2002, compared to $0.8 million for the same period last year. Cash flows used by operating activities were primarily due to the net loss after items not affecting cash and cash equivalents of $14.0 million. This figure was mainly offset by the decrease in inventories of $11.0 million. The decrease in inventories is due to our inventory write-off and our efforts to maintain inventories at the lowest acceptable level.

For the three months ended May 31, 2002, the major items not affecting cash and cash equivalents consisted of write-down of goodwill and intangible assets of $245.8 million, amortization expenses of $17.2 million and future income tax recovery of $14.0 million.

Cash flows used by operating activities were $9.0 million for the nine months ended May 31, 2002, compared to $2.5 million for the same period last year. Cash flows used by operating activities were primarily due to the net loss after items not affecting cash and cash equivalents of $22.6 million. This figure was mainly offset by the net result of the decrease in accounts receivable and inventories of $35.5 million over the decrease in accounts payable


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and accrued liabilities of $4.8 million and the increase in income taxes receivable of $16.7 million. The decrease in our accounts receivable, inventories and accounts payable and accrued liabilities is respectively due to the reduction in our sales level, our inventory write-offs and our efforts to maintain inventories at the lowest acceptable level and the reduction in our purchases due to the actual slowdown in our industry. The increase in our income taxes receivable is directly related to income tax recovery following the carry back to previous years' taxable income of our consolidated tax loss for the first three quarters of 2002.

For the nine months ended May 31, 2002, the major items not affecting cash and cash equivalents consisted of a write-down of goodwill and intangible assets of $245.8 million, amortization expenses of $52.2 million and future income tax recovery of $15.7 million.

FINANCING ACTIVITIES

Cash flows used by financing activities were $23,000 for the three months ended May 31, 2002, compared to cash flows provided by financing activities of $1.5 million for the same period last year. The cash flows provided by financing activities during the three months ended May 31, 2001 were due to the use of bank advances of $1.4 million during this period.

Cash flows used by financing activities were $70,000 and $72,000 for the nine months ended May 31, 2002 and 2001, respectively.

As at May 31, 2002, we have credit facilities that provide for advances of up to $6.5 million under lines of credit. These lines of credit bear interest at prime rate.

INVESTING ACTIVITIES

Cash flows provided by investing activities were $1.4 million for the three months ended May 31, 2002, compared to $1.8 million for the same period last year. During the third quarter of 2002, we disposed of $1.8 million in short-term investments to finance the $369,000 purchases of property, plant and equipment and intangible assets and to finance operating activities.

Cash flows provided by investing activities were $8.5 million for the nine months ended May 31, 2002, compared to $6.7 million for the same period last year. During the first three quarters of 2002, we disposed of $22.9 million in short-term investments to finance the $4.7 million purchases of property, plant and equipment and intangible assets and to pay the cash consideration of $9.8 million for the acquisition of EXFO Protocol. Despite these purchases and acquisition, the disposal of short-term investments generated net cash flows of $8.5 million in the first three quarters of 2002 which were used to finance our operating activities.

OUTLOOK

As described above, we incurred an operating loss in the three months and the nine months ended May 31, 2002. In addition, operating activities for these periods used $2.6 million and $9.0 million in cash flows, respectively. There can be no assurance as to whether and when we will return to profitability or that our sales will return to prior levels. However, we believe that our cash balances and short-term investments, combined with available credit facilities, will be sufficient to meet our expected liquidity and capital requirements for the next twelve


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months. On the other hand, possible additional operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on terms satisfactory to us.


NEW ACCOUNTING STANDARDS

In November 2001, The Canadian Institute of Chartered Accountants (CICA) revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard, which we will adopt retroactively on September 1, 2002, no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard is not expected to have a significant impact on our financial statements.

In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. This new accounting guideline, which we will adopt prospectively on September 1, 2002, establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. We have not yet assessed the impact of the adoption of this new guideline.

In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stocks to employees be accounted for using a fair value-based method. We will adopt this new standard prospectively on September 1, 2002 and its adoption is not expected to have a significant impact on our financial statements.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and other intangible assets" and in August 2001 the CICA issued section 1581 "Business Combinations" and section 3062 "Goodwill and other intangible assets". SFAS 141 and section 1581 require business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 141 and section 1581 also broaden criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142 and section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 and section 3062 require the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceed the fair value. SFAS 142 and section 3062 will be adopted on September 1, 2002.


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The impact of adopting SFAS 142 and section 3062 will result in the non-amortization of goodwill recorded prior to July 1, 2001 resulting in the elimination of goodwill amortization for the year ending August 31, 2003 by approximately $63 million under SFAS 142 and $50 million under section 3062. Moreover, we will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings under SFAS 142 and to deficit under section 3062. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which it is incurred under both Canadian and U.S. GAAP. We have not yet assessed the impact this new impairment methodology will have on our financial statements.

Under the transitional provisions of SFAS 142 and section 3062, we did not amortize the goodwill resulting from the acquisition of EXFO Protocol Inc., for which the effective date of acquisition was November 2, 2001.

In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We will adopt this new standard prospectively on September 1, 2002 and have not yet assessed the impact of its adoption.

In October 2001, the FASB issued SFAS 144 "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other that by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on or after December 15, 2001. We will adopt this new standard prospectively on September 1, 2002 and its adoption is not expected to have a significant impact on our financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This new standard is effective for fiscal years beginning on or after May 15, 2002 or for transactions occurring after May 15, 2002 related to SFAS 13, paragraph 8 and 9
(c).

This statement rescinds SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS 64 "Extinguishments of Debt Made to Satisfy Sinking-Funds Requirements". This Statement also rescinds SFAS 44 "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS 13 "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We will adopt this new standard prospectively on September 1, 2002 and its adoption is not expected to have a significant impact on our financial statements.


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RISKS AND UNCERTAINTIES

We operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

The main risks and uncertainties related to the fiber-optic test, measurement, monitoring and automation industry involve the quick development of new products that have short lifecycles and require extensive research and development; the difficulty of attracting and retaining highly skilled employees as well as offering them effective training programs; and the ability to quickly adapt our cost structure to changing market conditions in order to return to profitability.

In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

Furthermore, while the important strategic acquisitions we have made are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these companies as well as their products, technologies and personnel.

We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by the operating expenses of certain international subsidiaries, the purchase of raw materials in US dollars and forward exchange contracts.

The economic slowdown in our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments which potentially subject us to credit risks consist mainly of cash and cash equivalents, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality financial institutions and corporations. Our cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

For a more complete understanding of risk factors that may affect us, we refer you to the risk factors set forth in our disclosure documents published with securities commissions.